Exhibit 99.2

AMENDMENT NO. 1 TO THE

MOAT INC.

2011 STOCK PLAN

Moat Inc. (the “Company”) adopted the 2011 Stock Plan on August 4, 2011 (the “Plan”). Unless otherwise defined herein, all capitalized terms shall have the meaning set forth in the Plan.

Section 4(a) of the Plan shall be amended in its entirety to read as follows:

Basic Limitation. Subject to Sections 4(b) and 7(a) of the Plan, the aggregate number of Shares that may be issued pursuant to Options under the Plan after the Effective Date shall not exceed 16,050,269. The number of Shares that are subject to Options or other rights outstanding at any time under the Plan shall not exceed the number of Shares that then remain available for issuance under the Plan. The Company, during the term of the Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of the Plan. Shares offered under the Plan may be authorized but unissued Shares or treasury Shares, including shares repurchased by the Company.

Section 7(b) of the Plan shall be amended in its entirety to read as follows:

Corporate Transaction. The following provisions shall apply to Options in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Option or any other written agreement between the Company or any affiliate and the holder of the Option or unless otherwise expressly provided by the Board at the time of grant of an Option. Except as otherwise stated in the Option Agreement, in the event of a Corporate Transaction, then, notwithstanding any other provision of the Plan, the Board shall take one or more of the following actions with respect to Options, contingent upon the closing or completion of the Corporate Transaction:

(i)	arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the Option or to substitute a similar Option for the Option (including, but not limited to, an award to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction);

(ii)	arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to the Option to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);

(iii)	accelerate the vesting, in whole or in part, of the Option (and, if applicable, the time at which the Option may be exercised) to a date prior to the effective time of such Corporate Transaction as the Board shall determine (or, if the Board shall not determine such a date, to the date that is five (5) days prior to the effective date of the Corporate Transaction);

(iv)	arrange for the lapse of any reacquisition or repurchase rights held by the Company with respect to the Option;

(v)	cancel or arrange for the cancellation of the Option, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for such cash consideration, if any, as the Board, in its sole discretion, may consider appropriate; and

(vi)	make a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the holder of the Option would have received upon the exercise of the Option, over (B) any exercise price payable by such holder in connection with such exercise.

The Board need not take the same action with respect to all Options or with respect to all participants.

Except as expressly amended hereby, the Plan shall remain unchanged and in full force and effect and is hereby ratified and confirmed.

Adopted by the Company’s Board of Directors:	April 5, 2012

Adopted by the Company’s Stockholders:	April 5, 2012